News Release

CIBC declares dividends

Toronto, ON – December 1, 2011 (TSX: CM; NYSE: CM) – CIBC announced today that its board of directors declared a dividend of 90 cents per share on common shares for the quarter ending January 31, 2012 payable on January 27, 2012 to shareholders of record at the close of business on December 28, 2011.

Class A Preferred Shares

Other dividends per share for the quarter ending January 31, 2012, payable on January 27, 2012 to shareholders of record at the close of business on December 28, 2011, were declared as follows:

Series 18 - $0.343750
Series 26 - $0.359375
Series 27 - $0.350000
Series 29 - $0.337500
Series 31 - $0.293750
Series 32 - $0.281250
Series 33 - $0.334375
Series 35 - $0.406250
Series 37 - $0.406250

For further information: Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Vice-President, Investor Relations, 416-980-5093.